
joule
Power where you need it.
PATENTED // AWARD-WINNING // MADE IN AMERICA



THE PROBLEM

Temporary, portable, and backup power is dirty, dangerous, complicated, and expensive

Stackable, interchangeable platform
— Highly functional interface
— Simple, silent, clean, and economical
— Power anything across a festival



CONTROL MODULES


joule
Li500

BATTERY MODULES

EXEC TEAM



James Wagoner

CEO — FOUNDER

13+ Years in Modular Power/Batteries
2nd Battery Startup

FLUKE. [R2EV]



Alex Livingston

PRESIDENT — FOUNDER

13+ Years in Modular Power/Batteries
2nd Battery Startup

SHARP [R2EV]



Pete Anewalt

COO

5 successful exits. Grew Unica to $125M ARR selling to IBM Grew Kenan Systems to $175ARR sold to Lucent for $1.5B

IBM Lucent Technologies Bell Labs Innovations



Jaime Lima

Sales

Successful launching of events through large strategic partners

United States Marine Corps NEW YORK LIFE



Cheryl Adams

CFO

Advanced startup financials.
2 successful exits

PKG USER INTERFACE SOLUTIONS



Dave DeMuro

VP of Engineering

17 patents in consumer battery technologies previously

ADVISORY BOARD



Jon Stone
Event Production



Jonathan Hum
Head of Marketing - MasterClass



Rick Olson
VP Sales at Goal Zero and EcoFlow



Michael Stein
IP Attorney/Legal



Chris Ishii
Finance



Louis LaLonde
Climatech CXO



Doug Moore
President of McKinstry



Jon Carter
Corp Dev at Dell/HP/Micron

AWARD-WINNING INTERFACE — IP PROTECTED

Patented

Simple Home Grid Connection Cord

Grid Scale Portable Battery Systems

BATTERY AGNOSTIC
» High user experience


joule

- Event power is a massive and growing market
- 25% CAGR
- Massive markets directly in sight for Joule Case technology


Combined Temporary and Distributed Energy Storage (in billions)
$20
$18
$16
$14
$12
$10
$8
$6
$4
$2
$0
2021
2022
2023
2024
2025
Temporary Power
Distributed Energy

These are forward looking projections and are not guaranteed.

MARKET STUDY REPORTS "GLOBAL BATTERY ENERGY STORAGE MARKET REPORT" 2019

EVENT TRACTION

EVENTS LINEUP:

GEM & JAM • INNINGS FESTIVAL • OKEECHOBEEFEST • UME SOUTH PADRE ISLAND • ULTRA MUSIC FESTIVAL • LUCIDITY FESTIVAL • COACHELLA • STAGECOACH • SHAKY KNEES FESTIVAL • ELECTRIC DAISY CARNIVAL LV • LIGHTNING IN A BOTTLE • BOTTLEROCK • BONNAROO • THE GOVERNORS BALL • PARADISO FESTIVAL • ELECTRIC FOREST • BASS COAST • SHAMBHALA • PITCHFORK MUSIC FESTIVAL • LOLLAPALOOZA • HARD SUMMER • BASS CANYON • BURNING MAN • BELOVED FESTIVAL • PIXIE DUST FESTIVAL • ARISE FESTIVAL • AFROPUNK FEST BROOKLYN • ELECTRIC ZOO • IMAGINE FESTIVAL • LOSTLANDS • NOCTURNAL WONDERLAND • LIFE IS BEAUTIFUL FESTIVAL • SEA.HEAR.NOW FESTIVAL • AUSTIN CITY LIMITS • VOODOO FESTIVAL • SUWANNEE HULAWEEN • ASTROWORLD • DAY OF THE DEAD • DIRTY BIRD CAMPOUT • PLANET HOME • VORTEX2020

Cleaner and Cheaper than Diesel Generators

→ Many events and concerts already powered

→ Cheaper than combined price of generator rental, fuel, and cabling

→ Powered Burning Man and EDC Las Vegas

INSOMNIAC

Letter of Intent with Insomniac

- → Stated preferred power provider for all events
- → Equipment inventory financing secured to help scale
- → $100M LOI from LIVE Nation

ADDITIONAL MARKETS



Backup Power Opportunities

- → Direct Online Sales
- → LISI Global
- → Solar Installers
- → Electrical Distributors
- → Food Truck Manufacturers
- → Large international $3T Organization
- → Blackhawk Transportation
- → Direct sales and leasing opportunities

	Joule Case	Battery Power Stations	Gas Generators	Power Wall
Price	$$$	$$$$	$$$	$$$$
Simple	✓	✓	⃠	⃠
Portable	✓	✓	✓	⃠
Solar Capable	✓	✓	⃠	✓
Stackable	✓	⃠	⃠	⃠
Circuit Backup	✓	⃠	✓	✓
Energy Capacity	⚡⚡⚡⚡	⚡	⚡⚡⚡	⚡⚡

Projected Revenue Growth


DIRECT SALES
$18,000,000
$16,000,000
$14,000,000
$12,000,000
$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$0
2021
2022
2023
2024
2025

These are forward looking projections and are not guaranteed.

Growth Potential

- LIVE Nation, Cort, AEG, and Insomniac rental partners
- Solar backup and Toyota
- B2B and B2C Sales

Growth Strategy

- Channel Partnerships
- Resellers
- Large customers


joule
Power where you need it.
—
What would you power with a Joule Case?

Idaho Innovation Awards 2019 · Capital Connect · Deal Forum · Keiretsu Capital · FiRe · Seattle Startup Week · E8 · Discovery Channel

Washington Clean Energy Testbeds · Venture Capital.org · GeekWire · SNS Strategic News Service — Next Year's News This Week · WTIA · Forbes